2834 Colorado Ave, Suite 100
Santa Monica, CA 90404

April 21, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: SiSi Cheng

Re: FIGS, Inc.
    Form 10-K For the Year Ended December 31, 2022
    Filed February 28, 2023
    File No. 001-40448

Ladies and Gentlemen:

    This letter is submitted on behalf of FIGS, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated April 10, 2023, regarding the Company’s Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). For your convenience, the Staff’s comment is set forth in italics below, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K For the Year Ended December 31, 2022

Key Operating Metrics and Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 63

1.We note in your 2022 Form 10-K and your Fourth Quarter 2022 Earnings Release that your Net Income, as Adjusted and Adjusted EBITDA reconciliation includes an adjustment for legal fees which appear to be normal, recurring, cash operating expenses of your company. Please tell us and disclose the specific facts and circumstances related to these costs and the reasons why you believe eliminating them in your Non-GAAP financial measures is meaningful and appropriate. Please refer to Question 100.01 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the adjustment for legal fees (the “Legal Fees”) reflected in its presentation of Net Income, as Adjusted and Adjusted EBITDA is meaningful and appropriate for the reasons described below. In reaching this conclusion, the Company has considered Question 100.01 of the

April 21, 2023

Staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures as well as Rule 100(b) of Regulation G to which it relates.

The Company respectfully advises the Staff that the only amounts included in Legal Fees are costs and expenses incurred by the Company in connection with its litigation against Strategic Partners, Inc. (“SPI”), which concluded in February 2023. Such expenses include attorney’s fees, expert fees and other costs associated with trial. As further described below, the Company does not view the costs associated with the SPI litigation as normal, recurring, cash operating expenses and, as such, determined to eliminate these costs from its non-GAAP financial measures. By contrast, the Company has and may become subject to arbitration, litigation or claims arising in the ordinary course of business from time to time, and costs related to these matters are not eliminated from the Company’s Non-GAAP financial measures. Indeed, now that the SPI litigation has concluded, the Company does not anticipate eliminating legal fees from the presentation of its non-GAAP financial measures for future periods beyond the first quarter of fiscal 2023.

The Company’s litigation against SPI was not an ordinary course dispute. It was an extraordinary legal proceeding initiated against the Company and its founders by a large incumbent in the industry. As further described in Part I, Item A. “Legal Proceedings” in the Form 10-K, the SPI action alleged a wide variety of claims, including among others, claims related to the circumstances of the founding of the Company. Due to the nature of the claims that SPI made, the Company had to vigorously defend itself and after a highly contested litigation, the Company was entirely successful in defeating SPI’s claims. On August 10, 2021, the court partially granted our motion for judgment on the pleadings. Trial on the remaining claims concluded on November 3, 2022, with the jury rendering a verdict fully in favor of FIGS. On February 22, 2023, all litigation was dismissed with prejudice.

Because of the extraordinary nature of the litigation against SPI and the significant costs incurred, the Company reasonably determined that these costs did not represent normal recurring operating expenses related to the operation of its business, revenue generating activities or business strategy. Historically, aside from the litigation against SPI, the Company had only incurred less than $250,000 in total legal fees for all other litigations from 2019 through 2022. By contrast, the Company incurred approximately $10.1 million and $8.2 million of Legal Fees in the years ended December 31, 2022 and 2021, respectively, representing approximately 2.0% of net revenues in each of 2022 and 2021.

Accordingly, the Company believes that adjusting for the Legal Fees is both meaningful and appropriate, allowing prospective investors, stockholders and equity research analysts to consistently evaluate the performance of the Company’s business across financial periods, thereby enhancing their understanding of its operating results and providing transparency into the measures used by management to evaluate the Company’s operating performance. Without adjusting for these expenses incurred outside of the ordinary course of its business, the Company believes that prospective investors, stockholders and equity research analysts would lack helpful

April 21, 2023

context for evaluating its operating results and ability to generate earnings. Moreover, the Company believes that such groups have come to rely on this adjustment, which has been included in its presentation of non-GAAP financial measures since its initial public offering.

For each of these reasons, the Company does not consider the expenses incurred in connection with its prior litigation against SPI as normal, recurring, cash operating expenses, and therefore, is respectfully of the view that excluding the Legal Fees from its presentation of Net Income, as Adjusted and Adjusted EBITDA is meaningful, appropriate and not misleading. The Company further advises the Staff that it will modify its presentation of Net Income, as Adjusted and Adjusted EBITDA in future filings with the SEC to clearly indicate that the adjustments for Legal Fees relate exclusively to costs and expenses incurred by the Company in connection with its litigation against SPI. In any case, because the SPI litigation has concluded, the Company does not anticipate eliminating legal fees from its non-GAAP financial measures for periods beyond the first quarter of fiscal 2023.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me with any questions or further comments you may have.

                            Sincerely,

                            /s/ Daniella Turenshine

                            Daniella Turenshine
                            Chief Financial Officer
                            FIGS, Inc.

cc:     Marc D. Jaffe, Latham & Watkins LLP
Ian Schuman, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Jenna Cooper, Latham & Watkins LLP